ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

August 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lauren Hamill / Celeste Murphy – Legal
Christine Wong / Mary Mast – Accounting

Re:	LianBio
Draft Registration Statement on Form S-1
Submitted June 28, 2021
CIK No. 0001831283

Ladies and Gentlemen:

On behalf of LianBio (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft Registration Statement confidentially submitted to the Commission on June 28, 2021 (the “Registration Statement”). Amendment No. 1 reflects revisions to the Registration Statement made in response to the comment letter to Yizhe Wang, Ph.D., Chief Executive Officer of the Company, dated July 26, 2021 from the staff of the Commission (the “Staff”), as well as certain other updated information.

For reference purposes, the comments contained in the Staff’s letter dated July 26, 2021 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.

Securities and Exchange Commission	- 2 -	August 9, 2021

Prospectus Summary

Overview, page 1

1. Please provide an organizational chart of your operations reflecting your corporate history and structure in the summary prospectus. In this chart, please illustrate the relationships of the various entities discussed throughout the filing, indicating those entities you own and those with which you may have a contractual relationship. This chart also should illustrate the states or countries of incorporation of the various legal entities and various affiliations that exist.

Response to Comment 1:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 8-9 of Amendment No. 1 to disclose the ownership structure of each of its subsidiaries and to add an organizational chart of its corporate structure, which includes disclosure of each entity’s country of incorporation. The Company has entered into contractual agreements with certain third-parties not owned by the Company, as disclosed on pages 232 and 233 of Amendment No. 1.

Our Pipeline, page 2

2. Please revise your pipeline table and other graphics throughout your filing to ensure that the text in all graphics, including footnotes, is legible.

Response to Comment 2:

The Company acknowledges the Staff’s comment and has revised pages 2 and 122 of Amendment No. 1 to update the pipeline table. The Company has further revised its disclosures throughout Amendment No. 1 so that the text in all graphics, including footnotes, is legible.

3. The pipeline table should reflect the actual, and not the anticipated, status of your material product candidates and their various indications as of the latest practicable date. In that regard, please revise the table to reflect the following: (1) The table indicates that Phase 3 trials of mavacamtem for the treatment of oHCM have been completed, but your disclosure on page 126 indicates that you are planning additional Phase 3 and PK trials; (2) The table indicates that Phase 3 trials of TP-03 for DB are completed, but disclosure on page 127 indicates that your partner, Tarsus, is currently conducting Phase 3 trials; (3) The table indicates that Phase 1 trials of TP-03 for MGD are ongoing, but disclosure on page 128 indicates that Tarsus has announced but not yet initiated such trials; (4) The table indicates that Phase 1 trials of NBTXR3 for solid tumor IC combinations are complete, but disclosure on page 133 indicates that your partner, Nanobiotix, is currently conducting a Phase 1 trial; (5) The table indicates that Phase 1 trials of BBP-398 for MAPK-driven solid tumors are ongoing, but disclosure on page 138 indicates that Phase 1 dosing trials have not yet been initiated; (6) The table indicates that Phase 1 trials of NX-13 for CD are ongoing, but your disclosure does not appear to address whether any clinical trials to date have tested NX-13 for this indication.

Securities and Exchange Commission	- 3 -	August 9, 2021

Response to Comment 3:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the pipeline table reflects the global development status of its material product candidates, not the Company’s development status of its material product candidates. Nevertheless, the Company has revised the pipeline table on pages 2 and 122 of Amendment No. 1 based on the Staff’s comment. In particular, the Company has updated the table to more clearly indicate that the development phase of the product candidates reflects their global development status, and has added narrative disclosure to the “Next Step in China” column to reflect the Company’s anticipated future development plans.

The Company respectfully advises the Staff that (1) with respect to mavacamten, the Company’s licensing partner has completed its global Phase 3 clinical trials of mavacamten for the treatment of oHCM, as reflected in the Global Development Status column in the pipeline table, and the Company is planning to initiate its own Phase 3 and PK bridging clinical trials in China, as disclosed on page 134 of Amendment No. 1; (2) with respect to TP-03 for the treatment of DB, the Company has shortened the bar under the Global Development Status column such that it extends to midway through Phase 3, which reflects the fact that the Company’s licensing partner has completed the first of two pivotal clinical trials it is conducting to support regulatory approval in the United States, and that the data from the completed pivotal trial demonstrates the trial met its pre-specified primary and secondary endpoints; (3) with respect to TP-03 for the treatment of MGD, the Company has removed the row for the MGD indication from the pipeline table; (4) with respect to NBTXR3 for the treatment of solid tumor IO combinations, the Company has shortened the Global Development Status bar in the pipeline table to reflect that the Phase 1 clinical trial being conducted by the Company’s licensing partner is ongoing; (5) with respect to BBP-398 for the treatment of MAPK-driven solid tumors, the Company’s licensing partner is currently dosing patients in a Phase 1/1b dose-escalation trial of BBP-398 in 60 patients with advanced solid tumors and has indicated its plans to treat expansion cohorts in patients with NSCLC with KRAS or EGFR mutations and in other solid tumor types with KRAS mutations or MAPK pathway alterations, as disclosed on page 148 of Amendment No. 1, and that the Company believes this information is accurately reflected in the pipeline table; and (6) with respect to NX-13 for the treatment of CD, the Company has removed the row for the CD indication from the pipeline table to reflect that its licensing partner has not yet initiated clinical trials of NX-13 in this indication.

4. Please explain why it is appropriate to include infigratinib for Second-line Cholangiocarcinoma with FGFR2 Fusions in the pipeline table. We note your filing contains no narrative discussion regarding the infigratinib program contemplating this indication. As such, it appears that it is not currently sufficiently material to your operations to warrant inclusion in the table.

Securities and Exchange Commission	- 4 -	August 9, 2021

Response to Comment 4:

The Company acknowledges the Staff’s comment and has revised pages 126, 144 and 146 of Amendment No. 1 to provide additional disclosure regarding its plans to develop infigratinib for the potential treatment of second-line cholangiocarcinoma with FGRF2 fusions.

5. For any product candidate that has received regulatory approval, please include a clarifying footnote disclosing (1) the nature of the approval and the jurisdiction in which it was obtained; (2) whether such approval comes from a regulator outside of your licensed or target jurisdiction where you intend to market the product; and (3) obtaining and maintaining regulatory approval in one jurisdiction does not mean that you will be successful in obtaining or maintaining regulatory approval of the product candidate in other jurisdictions that are material to the success of the company. Please also include a footnote or other prominent disclosure proximate to the pipeline table indicating, as we note you have on page 18, that each of your current product candidates will require regulatory approval in multiple jurisdictions. We note certain disclosure in your risk factors regarding the foregoing points, and you may choose to provide a cross-reference to these or other disclosures.

Response to Comment 5:

The Company acknowledges the Staff’s comment and has revised the pipeline table on pages 2 and 122 of Amendment No. 1 to include footnote disclosure clarifying that NBTXR3 has received European market approval (CE mark) allowing for commercialization in 27 countries in the European Union, which are not a part of the Company’s licensed territory, for the treatment of locally advanced soft tissue carcinoma, and that infigratinib has received FDA approval in the United States, which is not a part of the Company’s licensed territory, for the treatment of previously treated, unresectable locally advanced or metastatic cholangiocarcinoma with an FGFR2 fusion or other rearrangement. In addition, the Company has revised the pipeline table on pages 2 and 122 of Amendment No. 1 to include footnote disclosure clarifying that the commercialization of each of the Company’s product candidates will require regulatory approval in the respective jurisdictions in which the Company intends to market such product candidate; however, obtaining and maintaining regulatory approval in one jurisdiction does not guarantee that the Company will be successful in obtaining or maintaining regulatory approval of the product candidate in other jurisdictions that are material to the success of the Company. Finally, the Company has revised the pipeline table on pages 2 and 122 of Amendment No. 1 to include footnote disclosure providing a cross-reference to the Company’s risk factors regarding risks related to the Company’s business operations and clinical and regulatory strategies.

Our Strengths, page 4

6. We note that you identify certain entities as comprising “a leading syndicate of investors based in the United States and China” in your company on page 5 and on page 117. However, certain of these entities do not appear to be among your principal stockholders as disclosed on page 218-219. If material, please expand your disclosure to describe the nature of each such entity’s investment in your company and explain to us why including this information is appropriate. In your response, please also explain your plans to update investors about any changes these entities make with respect to their investments in your company.

Securities and Exchange Commission	- 5 -	August 9, 2021

Response to Comment 6:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the entities identified in this paragraph are significant to the Company because, as discussed on pages 1 and 121 of the Registration Statement, the Company leverages its relationships with all of these entities, not just its greater than 5% shareholders, to access and capture attractive business development opportunities. The Company’s ability to leverage these existing relationships to develop new partnerships and strategic opportunities is part of its business strategy. The Company does not plan to provide investors with updates about shareholders’ investments in the Company beyond what is required by SEC rules, although the Company will consider whether additional disclosure is warranted in periodic reports based on facts and circumstances at the time of filing.

7. We note your disclosure on page 4 and on page 115 that “[your] pipeline currently consists of nine compelling product candidates across cardiovascular, oncology, ophthalmology, inflammatory disease and respiratory indications, a majority of which are late-state and have been clinically validated in controlled clinical trials.” This statement seems to conflict with the next sentence, and other disclosure throughout the prospectus, which indicates that the late-stage development pipeline is led by only three candidates. Please reconcile these statements. Additionally, please revise the summary prospectus and business section to describe what you mean by “clinically validated” and the basis for that claim. Please revise the summary prospectus to indicate the jurisdiction(s) in which any of your product candidates are approved and whether you expect you will need additional approvals in the jurisdictions where you are licensed to develop and commercialize the candidate.

Response to Comment 7:

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 4 and 122 of Amendment No. 1 to clarify that its pipeline currently consists of nine product candidates across cardiovascular, oncology, ophthalmology, inflammatory disease and respiratory indications, a majority (five) of which are late-stage and have been clinically validated by its partners, meaning that they have either obtained regulatory approval in certain jurisdictions and indications or they have demonstrated achievement of statistically significant endpoints in controlled clinical trials. The Company’s late-stage, clinically validated pipeline is comprised of five product candidates: mavacamten, TP-03, NBTXR3, infigratinib and LYRA-210. These product candidates are complemented by its earlier-stage product candidates, BBP-398, omilancor, NX-13 and sisunatovir.

Securities and Exchange Commission	- 6 -	August 9, 2021

Our Vision and Strategy, page 5

8. We note statements such as the following throughout your prospectus: (1) Disclosure at page 5 regarding the company’s pursuit of a strategy to ““rapidly advance [its] late-stage product candidates”; (2) Disclosure at page 5 and page 118 regarding strategies you believe will enable the company to leverage data generated in partners’ global registrational trials and clinical development programs”[i]n order to accelerate development in China . . .” and “with the goal of accelerating regulatory approval . . .”; and (3) Disclosure at page 118 that you expect to use data generated in a partner’s global Phase 3 trial to “accelerate potential regulatory approval in Greater China and other Asian markets.” Please revise these and any similar disclosures throughout the prospectus to remove any implication that you will be successful in obtaining necessary regulatory approvals or commercializing your product candidates in a rapid or accelerated manner as such statements are speculative, particularly in light of your disclosure at page 33 indicating that use of foreign clinical data to secure regulatory approval of an application in China is subject to review by NMPA authorities, who may conclude that foreign data is insufficient to approve your product candidates.

Response to Comment 8:

The Company acknowledges the Staff’s comment and has revised its disclosures throughout Amendment No. 1 to remove any implication that it will be successful in obtaining necessary regulatory approvals or commercializing its product candidates in a rapid or accelerated manner.

Risk Factors, page 6

9. We note the bullet in your risk factors summary on page 7 that pertains to your relationship with Perceptive Advisors. Please revise the disclosure to better highlight the risks related to the concentration of ownership of your common shares, as discussed in your risk factor on page 52. Please also include here, and in your risk factor on page 83, a discussion of the number of your executive officers and directors who are affiliated with Perceptive Advisors and discuss the nature of the conflicts of interest that may exist between you and minority holders of your ADSs, on the one hand, and Perceptive and its shareholders on the other.

Response to Comment 9:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 7 of Amendment No. 1 to better highlight the risk related to the concentration of ownership of the Company’s ordinary shares. In addition, the Company has revised its disclosure on pages 7, 55-56 and 87-88 of Amendment No. 1 to include a discussion of the number of directors who are affiliated with Perceptive Advisors and discuss the nature of the conflicts of interest that may exist between the Company and minority holders of its ADSs, on the one hand, and Perceptive and its shareholders on the other. The Company respectfully advises the Staff that it does not have any executive officers who are affiliated with Perceptive.

Securities and Exchange Commission	- 7 -	August 9, 2021

Risk Factors, page 15

10. We note your risk factor beginning on page 36 that addresses current or pending Chinese data protection laws and regulations and the possible effects of non-compliance. In that regard, please disclose (1) whether the company anticipates that any new draft laws or regulations proposed since the filing of your DRS will apply to the company, such as draft rules published by the Cyberspace Administration of China in July 2021; and (2) whether the PRC “Measures for Managing Scientific Data” (2018) presents a risk to your business. Please also clarify the risk factor to disclose whether the PRC could prevent you from seeking foreign approval and commercialization of your product candidates in the territories outside of China where you plan to develop and commercialize your in-licensed product candidates. As appropriate, please also highlight any new material risk information in this regard in the summary prospectus.

Response to Comment 10:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 7 and 37-41 of Amendment No. 1.

11. We note your inclusion of risk factors related to doing business in China, including one such risk factor at page 43 captioned as follows: “China’s economic, political and social conditions, as well as governmental policies, could affect the business environment and financial markets in China, our ability to operate our business, our liquidity and our access to capital.” Please expand this risk factor to disclose, if true, that the PRC government also has significant authority to exert influence on the ability of a China-based company, such as your company, to conduct its business.

Response to Comment 11:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 45 of Amendment No. 1.

Use of Proceeds, page 94

12. We note your disclosure on page 94 that you intend to use the net proceeds of the offering to: (i) further the clinical development of your three leading late-stage candidates in various Phase 3 clinical trials; (ii) advance your additional pipeline candidates; (iii) support commercialization efforts; (iv) fund new business development and in-licensing opportunities; and (v) use the remainder for working capital and other general corporate purposes. We also note your statement on page 94 that you cannot currently predict the stage of development you expect to achieve for your product candidates with the net proceeds from the offering. While we understand the inherent uncertainty with respect to the development of product candidates, where you have identified specific purposes for which you intend to use the offering proceeds, investors are entitled to your best estimate as to how far such proceeds will allow you to advance towards the achievement of the specified purposes. As such, please revise your disclosure to

Securities and Exchange Commission	- 8 -	August 9, 2021

provide an estimate as to (1) how far along you expect to be able to develop your three lead late-stage candidates and (2) which specific additional pipeline candidates will be advanced and how far into development you expect such programs to reach with the offering proceeds. You may, as necessary, provide additional disclosure that advises investors of the particular factors and assumptions that form the basis of your estimate, any uncertainty surrounding your estimate and the reasons that the actual results could vary.

Response to Comment 12:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has amended its disclosure on page 100 of Amendment No. 1 to clarify that the specific allocation of the proceeds from the IPO towards each program, other than with respect to its three lead programs, will depend on, among other things, results from research and development efforts for each program, the timing and success of clinical studies, the timing of patient enrollment, evolving regulatory requirements and the timing and outcome of regulatory submissions. Based on the Staff’s comment, the Company has revised page 100 of Amendment No. 1 to indicate that, for these reasons and due to the number of programs it currently has in clinical development, it cannot specify with reasonable accuracy the stage of development to which it will be able to progress in the development of each program, other than with respect to its three lead programs, from the anticipated proceeds of the IPO and its current cash and cash equivalents. The Company has revised its disclosure on page 100 of Amendment No. 1 to provide an estimate that the anticipated proceeds from the IPO will enable it to further the clinical development of its three lead product candidates through the completion of specified clinical trials.

13. If you do not have a reasonable basis to believe that you will be able to fund any product candidates to the commercialization stage using the proceeds of this offering, please either remove the reference to “commercialization” or revise to include disclosure explaining more specifically how proceeds may be used to “support commercialization efforts.”

Response to Comment 13:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 100 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of operations Research and development expenses, page 105

14. You indicate on page 109 that you track direct research and development expenses on a program-by-program basis. Please disclose a breakdown of this information, including any upfront payments, in your filing to provide additional context to your research and development activities. Provide a reconciliation to the amount included on the Statements of Operations.

Securities and Exchange Commission	- 9 -	August 9, 2021

Response to Comment 14:

The Company acknowledges the Staff’s comment and has amended pages 115-116 of Amendment No. 1 to provide a breakdown of the significant components of its research and development expenses in accordance with rules promulgated by the FASB Accounting Standards Codification (“ASC”). The Company respectfully advises the Staff that it has not provided a breakdown of this information on program-by-program basis, as Company believes that disclosure of this information would reveal competitively sensitive information and there is no guidance in the ASC that would require this presentation.

Liquidity and Capital Resources, page 106

15. Please revise your liquidity disclosures to address the fact that you are a holding company with no operations of your own and that you depend on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries’ ability to pay dividends or make other distributions to the parent company. Please refer to Item 303(a)(1) of Regulation S-K.

Response to Comment 15:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 112 of Amendment No. 1.

Emerging Growth Company and Smaller Reporting Company Status, page 112

16. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 16:

The Company acknowledges the Staff’s comment and advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Business Our Pipeline, page 122

17. We note your reference to BBP-398’s “favorable safety/tolerability profile” on page 139 and to Omilancor’s “well-tolerated safety profile to date” on page 142. As safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory bodies, it is inappropriate to state or imply that your product candidates are safe or effective. Please revise these and other similar statements throughout your prospectus that suggest the safety and efficacy of your candidates. Where you deem appropriate, you may present objective data without including your conclusions related to safety or efficacy.

Securities and Exchange Commission	- 10 -	August 9, 2021

Response to Comment 17:

The Company acknowledges the Staff’s comment and has amended its disclosures throughout Amendment No. 1 to remove references that suggest the safety or efficacy of the Company’s product candidates.

License and Collaboration Agreements, page 152

18. With respect to the disclosure beginning on page 152, regarding the license agreements with your partners, please revise your discussion of the term and termination provisions. In that regard, we note that the license agreements will terminate upon the last-to-expire patent on a country-by-country basis. Please revise to clarify when such patents are expected to retire.

Response to Comment 18:

The Company acknowledges the Staff’s comment and has amended its disclosures on pages 160-168 of Amendment No. 1 to provide additional information on the anticipated term of the license agreements. However, the Company respectfully advises the Staff that it is unable to provide additional disclosure with reasonable accuracy regarding the expected timing for the termination of the license agreements because, after the expiration of the royalty term (including expiration or abandonment of all relevant patents) for a given product in a given country under a particular license agreement, the license itself does not end, but instead converts to a perpetual, fully-paid license for such product in such country. For purposes of the relevant royalty terms, the date of the last-to-expire patents is not known at this time and is not currently reasonably estimable, as additional patents covering the licensed product(s) may be filed during the term of the applicable agreement, which would extend the royalty term. In addition, each royalty term expires on a country-by-country basis. Therefore, each country will have a different royalty term for a given product based on the patent coverage of such product in such country. Further, regulatory exclusivity of a product in a country could extend the royalty term beyond the date of patent expiry.

19. With respect to any supply agreements, please disclose the minimum purchase requirements if the agreement involves manufacturing.

Response to Comment 19:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that none of its supply agreements include minimum purchase requirements.

Securities and Exchange Commission	- 11 -	August 9, 2021

20. We note your reference on page 154 to royalty rates of “up to the low teens.” Please revise to narrow the royalty range disclosed for this agreement to no more than ten percentage points (for example, between twenty and thirty percent).

Response to Comment 20:

The Company acknowledges the Staff’s comment and has amended its disclosures on page 163 of Amendment No. 1 to provide additional information narrowing the expected range of the royalty.

Description of Share Capital, page 224

21. Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned initial public offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances including options and warrants.

Response to Comment 21:

The Company acknowledges the Staff’s comment and will provide such an analysis when an estimated offering price range is available. The Company expects to include an estimated price range in an amendment to the Registration Statement that would be filed shortly before the commencement of the road show for the IPO. That price range will be subject to then-current market conditions, continuing discussions with the Company’s underwriters and any other factors affecting the Company or the proposed offering.

Governing Law/Waiver of Jury Trial, page 246

22. We note your disclosure that parties to the Deposit Agreement irrevocably waive the right to a jury trial. Please include a risk factor to highlight the risks and impact associated with the jury trial waiver provision to those holding ADS or an interest therein, which may include increased costs to bring a claim, the possibility of less favorable outcomes, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable. Please also disclose whether this provision would apply if an ADS holder were to withdraw the ordinary shares.

Response to Comment 22:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 92-93 of Amendment No. 1 to include the additional risks associated with the jury trial waiver provision.

Securities and Exchange Commission	- 12 -	August 9, 2021

23. We note on page 246 that your forum selection provision identifies state and federal courts in New York, New York as the exclusive forum for certain litigation by those holding ADS or an interest therein. Please provide clear and prominent risk factor disclosure of the impact and risks to ADS holders related to the provision. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents and Deposit Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response to Comment 23:

The Company acknowledges the Staff’s comment and has added clear and prominent risk factor disclosure on pages 93-94 regarding the impact and risks to ADS holders related to the forum selection provision in its Depositary Agreement.

Notes to Consolidated Financial Statements Note 3. Material Agreements, page F-12

24. With respect to your license agreements, please address the following in the filing:

•

Clarify the value attributed to the warrants granted under the QED License Agreement. Tell us how the value was determined and how the conversion feature into the company’s stock was considered. Disclose the accounting treatment and tell us the basis thereof.

•

Tell us how you determined the $33.8 million value attributed to the warrants issued for the License Agreement with MyoKardia. Clarify the accounting treatment for the warrants and accounting basis thereof. Also tell us if the warrants may be converted into the company’s stock, and if so provide disclosure in the filing.

•	Clarify the accounting treatment for the $70.0 million of restricted, non-dilutive capital, including a $20.0 million upfront payment, to be paid by Pfizer to the company.

Response to Comment 24:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages F-12 to F-14 of Amendment No. 1.

Securities and Exchange Commission	- 13 -	August 9, 2021

Note 9(C). Warrants, page F-19

25. Please tell us why the warrants issued in connection with license agreements appear to be classified as stock compensation instead of research and development expense.

Response to Comment 25:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that although the warrants are within the scope of ASC 718 as nonemployee stock awards, the Company’s historical financial statements included within Amendment No. 1 classify these expenses as research and development costs pursuant to ASC 730. The Company’s disclosure on page F-9 explains that the costs included research and development include payments made pursuant to licensing and acquisition agreements related to in-process research and development, and its disclosure on page F-19 indicates that the warrants were issued as partial consideration for the respective license agreements, clarifying their classification as research and development expenses.

Note 12. Subsequent Events Tarsus License, page F-23

26. With respect to the Tarsus License, please clarify the following:

•	the number of shares underlying the warrants,

•	the minority percentage of the fully diluted equity of Lian Ophthalmology,

•	the value attributed to the warrants and how the value was determined,

•	the accounting treatment for the warrants and basis thereof,

•	if the warrants are convertible into the company’s common stock and the conversion terms, if such is the case, and

•

the amount of milestones related separately to each significant event such as development vs sales milestones. In this regards, please separately disclose the amount of milestone payments that may be made for each License discussed in Notes 3 and 12.

Response to Comment 26:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will provide a detailed response in a subsequent amendment when amends the Registration Statement to include the June 30, 2021 financial statements.

* * *

Securities and Exchange Commission	- 14 -	August 9, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call my office at (617) 235-4961.

Very truly yours,

/s/ Thomas J. Danielski

Thomas J. Danielski

cc:	Yizhe Wang, Ph.D. (LianBio)